Agricore United

AGRICORE UNITED MEETING MARKS SECOND CENTURY OF GROWTH

WINNIPEG, MANITOBA—(January 25, 2007) — Agricore United (TSX:AU) will discuss its plans for a second century of growth when the company hosts its Annual Members' Meeting in Calgary February 7-8, 2007.

Agricore United is Canada's leading global agri-business with customers in over 50 countries. The company celebrated 100 years of service in 2006.

The meeting is one of the leading agri-business events of the year. It provides a forum for 147 delegates representing over 40,000 farmer-members to provide input on farm policy and hear presentations by industry leaders.

This year's Annual Members' Meeting theme is "Committed to Growth" reflecting Agricore United's strategic focus to grow by adding value to agricultural production.

"Agricore United is a company with momentum and a clear strategic direction," says Agricore United Chair Wayne Drul. "Each year we look forward to the opportunity to exchange views with farmers from every corner of western Canada."

Drul and Agricore United CEO Brian Hayward will address the opening session of the meeting. Other featured speakers at the two-day event will include Alberta Agriculture Minister George Groeneveld and Patrick Moore, a co-founder of Greenpeace who will speak on "Pesticides, GMOs and Sustainable Agriculture." There will also be a presentation on "PRisM", an innovative risk management program for farmers developed by Agricore United as well as panel discussions on biofuels and the next generation of agriculture policy.

All sessions are being held at the Hyatt Regency in Calgary and are open to the news media. The meeting agenda and a list of resolutions can be found on the company website at www.agricoreunited.com under 2006 Annual Members' Meeting.

Agricore United is one of Canada's leading agri-businesses with headquarters in Winnipeg, Manitoba and extensive operations and distribution capabilities across western Canada as well as operations in the United States and Japan. Agricore United uses its technology, services and logistics expertise to leverage its network of facilities and connect agricultural customers to domestic and international customers and suppliers. The company's operations are diversified into sales of crop inputs and services, grain merchandising, livestock production services and financial services. Agricore United's common shares are traded on the Toronto Stock Exchange under the symbol "AU".

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FOR FURTHER INFORMATION PLEASE CONTACT:

Agricore United
Tom Steve
Manager, Member Services
Tel: (306) 343-5060
Cell: (306) 221-2683
Email: tsteve@agricoreunited.com

ANNUAL MEMBERS' MEETING
Hyatt Regency, Calgary, AB
February 7-8, 2007
AGENDA AT-A-GLANCE

Wednesday, February 7, 2007

9:00 a.m.	Annual Members' Meeting Presentation by Wayne Drul, Chair AU Presentation by Brian Hayward, CEO AU Report on Member Reorganization Resolutions
11:45 a.m.	Delegate Lunch Guest Speaker: George Prosk, VP Financial Markets, Agricore United PRisM – Sharing Risk with Farmers
1:00 p.m.	Guest Speaker: Dr. Patrick Moore, Greenspirit, Pesticides, GMOs and Sustainable Agriculture
2:15 p.m.	Member-director nominations and speeches
3:15 p.m.	Resolutions
6:30 p.m.	Banquet

Thursday, February 8, 2007

8:30 a.m.	Guest Speaker: Hon. George Groeneveld, Alberta Minister of Agriculture and Agri-Food
9:30 a.m.	Panel: The Next Generation of Agriculture Policy Lorne Hepworth, CropLife Canada & Larry Martin, George Morris Centre
10:45 a.m.	Election of member-directors
12:00 p.m.	Delegate Lunch
1:00 p.m.	Panel: Biofuels Barbara Isman, Canola Council of Canada Kory Teneycke, Cdn. Renewable Fuels Assoc.
2:15 p.m.	Resolutions Termination